Exhibit 1

Australia’s First Bank	Westpac Banking Corporation ABN 33 007 457 141

Media Release

3 November 2008

Appointment of St.George Chairman and Directors to Westpac Board

Westpac Banking Corporation Chairman, Mr Ted Evans, today announced the expected appointment of John Curtis, current St.George Bank Limited Chairman, as Deputy Chairman of Westpac and the appointments of Peter Hawkins and Graham Reaney, current St.George Directors, as Directors of Westpac.  These appointments are subject to several remaining approvals including the St.George shareholders approving the proposed merger at their meeting on 13 November 2008.

Mr Evans noted that the Scheme Booklet for the merger provides that Westpac will appoint three current St.George Directors to join the Westpac Board upon implementation of the merger proposal, including the appointment of John Curtis as Deputy Chairman of Westpac.

A brief summary of the experience of each of Messrs Curtis, Hawkins and Reaney is attached.

Mr Evans said, “The Westpac Board welcomes the appointments of John Curtis, Peter Hawkins and Graham Reaney to Westpac.  Their individual and collective experience, together of course with their intimate knowledge of the St.George business, will make a strong contribution to the Board of the merged company.”

Subject to the successful completion of the Westpac and St.George merger, these appointments will become effective on 1 December 2008.

For Further Information

David Lording

Media Relations

Westpac Banking Corporation

Ph: 02 8253 3510

Mb: 0419 683 411

Appointment of St.George Chairman and Directors to Westpac Board

Biographical Details

John Simon Curtis BA LLB (Hons)

Mr Curtis has been appointed as a Director and Deputy Chairman of Westpac effective on and from 1 December 2008, subject to completion of the merger of St George with Westpac.  Mr Curtis is currently Chairman of St George and Allianz Australia Limited.  He is also the Chairman of Merrill Lynch Australia Advisory Board and a member of the Merrill Lynch Inc International Advisory Council.

For the past 21 years he has been a professional company director and has been Chairman and Director of a wide variety of Public Companies, Government Entities and Foreign Corporations.  In more recent times he has been largely involved in the Financial Services Sector with his current appointments as set out above and former appointments including Perpetual Limited and First Data Corporation in Australia.

Prior to 1987, Mr Curtis was a main board director of Wormald International Limited and was responsible for its operations in Australia, Europe, Asia and the Americas.  During part of that time he was Chairman of the National Building and Construction Council, the peak Industry body.

Mr Curtis is also Chairman of the University of Technology Sydney Faculty of Business Executive Council and is a Board member of the Sydney Symphony Orchestra Ltd.  He is also an Adviser to Open Family in Sydney, which assists homeless children.

Peter John Oswin Hawkins BCA (Hons) FAICD SFFin FAIM ACA (NZ)

Mr Hawkins has been appointed as a Director of Westpac effective on and from 1 December 2008, subject to completion of the merger of St.George with Westpac.  Mr Hawkins is currently a Director of St George, having been appointed in April 2007. His career in the banking and financial services industry spans over 36 years in Australia and overseas at both the highest levels of management and directorship of major organisations.

He is currently a director of Visa Inc., Mirvac Limited Group, Liberty Financial Pty Limited, Treasury Corporation of Victoria, Clayton Utz and The Camberwell Grammar School. He held various senior management and directorship positions with Australia and New Zealand Banking Group Limited from 1971 to 2005 and was also a director of BHP (NZ) Steel Limited from 1990 to1991, ING Australia Limited from 2002 — 2005 and Esanda Finance Corporation from 2002 to 2005.

Graham John Reaney BComm CPA

Mr Reaney has been appointed as a Director of Westpac effective on and from 1 December 2008, subject to completion of the merger of St.George with Westpac. He is currently a Director of St.George, having been appointed in November 1996, and is also a member of the BankSA Advisory Board.

Mr Reaney is Chairman of PMP Limited and a director of AGL Energy Limited.

Mr Reaney’s business experience spans 30 years, during which time he has held a number of senior corporate appointments, including as Managing Director of National Foods Limited. Other former positions included Managing Director of Industrial Equity Limited.  During his career Mr Reaney has gained extensive experience both in Australia and overseas in a broad range of industries including mining and mining services, energy, food, rural, fast moving consumer goods, and financial services.